Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP TO RELEASE AUDITED YEAR-END RESULTS FOR FISCAL 2013 ON MAY 22; CONFERENCE CALL ON MAY 23

VANCOUVER, British Columbia – May 6, 2013 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) will release its audited financial and operating results for the fiscal year ended March 31, 2013 on Wednesday, May 22, 2013 after the close of the market.

An analyst conference call will be held on Thursday, May 23, 2013 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing 1-866-226-1793 toll free or 1-416-340-2218 for calls outside of Canada and the U.S. Members of the media are invited to attend on a listen only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on the home page of the Company's website, www.silvercorp.ca. The webcast will be archived and available on the Company’s website for up to one year.

An audio replay will be available until May 30, 2013 by calling 1-800-408-3053 toll free or 1-905-694-9451 for calls outside Canada and the U.S. and entering pass code 5618743.

About Silvercorp

Silvercorp is a low cost silver producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in early 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor contact

Jonathan Hackshaw
Director, Investor Relations
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca